

July 7, 2010

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
15A Pravda Street
Moscow, Russia, 125124

> **Re:** **CTC Media, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-52003**

Dear Mr. Podolsky:

We have reviewed your response submitted on June 18, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

1. We note your response to our comment letter issued on May 13, 2010; however, we disagree that an amendment to your Form 10-K for fiscal year ended December 31, 2009 is not warranted. Therefore, please include the disclosure provided in response to comments 7-9, 11-12, and 16-19 in our letter dated May 13, 2010 in an amendment to your Form 10-K for fiscal year ended December 31, 2009. Specifically:

    a. We note that your disclosure clearly states that your "Compensation Committee utilizes benchmarks provided by MTG, our largest stockholder, to gain an understanding of competitive pay packages and the ratios of cash and equity compensation at other European media companies." Your response to prior comment 8 ("to gain a general understanding of compensation packages") is not consistent with your current disclosure.

    b. While you have disclosed the performances objectives integral to the company's annual performance-based cash bonus plan, your disclosure is not clear as to

> whether each corporate performance goal can be met at a lower level and, if so, whether there is a minimum threshold for performance for each objective.
> c. The disclosure does not make clear that the CEO recommended the exceptional discretionary bonus amounts for Messrs. Murugov and Petrov.
> d. Your supplemental response relating to the bases for Messrs. Murugov's and Kudryashov's discretionary bonuses should be included in the disclosure.
> e. The compensation committee's basis for granting Mr. Murugov options to purchase one million shares on October 22, 2009 should be explicitly disclosed (it is not enough to have the basis be implicit from the disclosure in the filing). Your supplemental response provides an explanation that is not disclosed in the filing.
> f. All disclosure and corrections that you commit to making in future filings should be reflected in an amendment to the Form 10-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies
Accounting for acquisitions: goodwill and Intangible assets, page 44

2. We note your response to our comment three in our letter dated May 13, 2010. Please describe for us in more detail the method and significant assumptions you use to determine the fair value of your broadcasting licenses. In your response please also address the following:

   a. Discuss how your free cash flow model isolates the cash flows associated with broadcasting licenses.
   b. Tell us why you believe this approach represents a direct value method of determining fair value.
   c. Compare and contrast the method used to estimate the fair value of broadcasting licenses to the method used to estimate the fair value of a reporting unit for the goodwill impairment test.
   d. Discuss the consideration you gave to using a hypothetical build-up or start up method to estimate the fair value of licenses.

3. We note your response to our comment three in our letter dated May 13, 2010. You identify certain licenses that are at risk of impairment since the fair value of each license equals its carrying value. But it is unclear whether the remaining licenses are at risk of impairment. Please disclose, if true, that the remaining licenses are not at risk of impairment. Otherwise, for each unit of accounting that faces substantial risk of impairment, please disclose the carrying amount of the license and the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

4. We note your response to our comment six in our letter dated May 13, 2010. Please provide the following information to help us understand your evaluation of the estimated useful lives of television broadcasting licenses:

    a. Describe in reasonable detail the procedures for obtaining the renewal of a television broadcasting license in Russia.
    b. Discuss the conditions or requirements for the renewal of broadcasting licenses and the circumstances that could result in the cancellation or non-renewal of a license.
    c. Discuss in detail your historical experience with license renewals, including the number of licenses you have submitted for renewal in the last five years and since you commenced television operations in 1994.
    d. For entities that you acquired during the last five years, discuss the renewal experience of those entities prior to the acquisition date, if known.
    e. Discuss the regulatory, political and economic environment in Russia. Explain how it has affected the renewal process in prior years and discuss the factors you considered in concluding that it is a stable environment at January 1, 2008.
    f. Tell us whether you are aware of any television licenses held by others that have not been renewed at the end of the term or have been cancelled.
    g. We note the disclosures in the risk factors at pages 18 through 21 that address circumstances where your broadcasting licenses may be terminated or not renewed. For example, in the risk factor labeled "Restrictions on foreign involvement in the television business in Russia could potentially be amended or interpreted in such a way as to result in our loss of necessary licenses…" you disclose, it is possible that Russian governmental authorities could suspend or revoke broadcasting licenses or permits held by your networks and your owned-and-operated stations, or fail to renew any such licenses. Also, in the risk factor "The loss of licenses, or the failure to comply with the terms of licenses, could have an adverse affect on our business…" you disclose that your affiliates have not always been in full compliance with all requirements of their licenses or obtained all the licenses necessary for broadcasting. Tell us how you considered these factors in your evaluation of the estimated useful life of licenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Trisha Johnson, Esq.
        WilmerHale
        Via Facsimile: (212) 230-8888